PREFERRED ADVANTAGE VARIABLE ANNUITY
a
Deferred Combination Variable and Fixed Annuity
issued by
Venerable Insurance and Annuity Company
and its
Separate Account B

Supplement Dated August 1, 2022

This supplement updates and amends certain information contained in the most recent prospectus for the Preferred Advantage Variable Annuity contract, as previously supplemented, and the contract Notice document dated April 29, 2022. Please read it carefully and keep it with your contract prospectus and Notice for future reference.

NOTICE OF AND IMPORTANT INFORMATION ABOUT THE DELAWARE IVY VIP SECURIAN REAL ESTATE SECURITES FUND

Effective on or about July 31, 2022, the Subadviser for the Delaware Ivy VIP Securian Real Estate Securities (the “Fund”) was changed from Securian Asset Management, Inc. to Macquarie Investment Management Global Limited and the Fund was renamed the Delaware VIP Real Estate Securities.  Consequently, all references to the Fund in your latest contract prospectus, as supplemented, and Notice are hereby deleted and replaced with Delaware VIP Real Estate Securities and all references to Securian Asset Management, Inc. as the Fund’s Subadviser are hereby deleted and replaced with Macquarie Investment Management Global Limited.

MORE INFORMATION IS AVAILABLE

More information about the Fund is available in the Fund’s prospectus, as supplemented.  The full Preferred Advantage prospectus and Notice, as supplemented, contain more information about the contract, including its features, benefits, and risks. You can find the prospectuses and other materials for the Fund and the contract online at https://docs.venerable.com/#/landing?prod=92911R394&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number, or sending an email request to the email address shown on the front of the fund’s summary prospectus.